SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                             ITEC ATTRACTIONS, INC.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    450328109
                                    ---------
                                 (CUSIP Number)

                                   Bob Cardon
                               Secretary/Treasurer
                                ITEC Attractions
                              7030 Park Centre Dr.
                            Salt Lake City, UT 84121
                                 (801) 568-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 20, 2004
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


                         (Continued on following pages)
                               (Page 1 of 5 Pages)


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CUSIP No. 450328109                13D/A                       Page 2 of 5 Pages

1. NAME OF REPORTING PERSONS
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Paul M. Bluto and L. Ann Bluto

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a) [X]
                                                                        (b) [ ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS
       WC, OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT    [_]
       TO ITEMS 2(d) OR 2(e)

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S. Citizens
                        7.   SOLE VOTING POWER 4,945,363 - Paul Bluto
       NUMBER                  389,608 - Ann Bluto
     OF SHARES
    BENEFICIALLY        8.   SHARED VOTING POWER
      OWNED BY                 0
     REPORTING          9.   SOLE DISPOSITIVE POWER
       PERSON                  4,945,363 - Paul Bluto
        WITH                   389,608 - Ann Bluto

                       10.   SHARED DISPOSITIVE POWER
                               0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,334,971

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |_|
       CERTAIN SHARES

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.2%

14.    TYPE OF REPORTING PERSON
       IN


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CUSIP No. 450328109                  13D/A                     Page 3 of 5 Pages

         This Statement on Schedule 13D relates to shares of the Common Stock, par value $0.001 per share (the "Shares"), of ITEC Attractions, Inc., a Nevada corporation (the "Company"), held for the account of Paul M. Bluto and L. Ann Bluto, husband and wife (the "Reporting Persons").

Item 1.   Security and Issuer

         The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share, of ITEC Attractions, Inc., a Nevada corporation. The Company has its principal executive offices at 3562 Shepherd of the Hills Expressway, Branson, Missouri 65616.

Item 2.   Identity and Background

         Paul M. Bluto resides at 238 Catalina Drive, Branson, Missouri 65616. Mr. Bluto is the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of the Company. Mr. Bluto may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Mr. Bluto is the husband of L. Ann Bluto.

         L. Ann Bluto resides at 238 Catalina Drive, Branson, Missouri 65616. Mrs. Bluto is a member of the Board of Directors of the Company. Mrs. Bluto may be deemed to beneficially own, directly or indirectly, the Shares reported hereby. Mrs. Bluto is the wife of Paul M. Bluto.

         During the last five years, neither Paul M. Bluto nor L. Ann Bluto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Paul M. Bluto nor L. Ann Bluto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         Paul M. Bluto acquired 5,633 shares of the Company prior to 1997. L. Ann Bluto acquired 6,275 shares of the Company in 1998. The funds for these acquisitions were the personal funds of the Reporting Persons. Paul M. Bluto acquired 4,433,490 shares of the Company in 1997 in connection with the bankruptcy reorganization of the Company. The funds for this acquisition were the personal funds of Mr. Bluto. Paul M. Bluto acquired 506,240 shares of the Company in 1997 in connection with a private placement by the Company. The funds for this acquisition were the personal funds of Mr. Bluto. A retirement trust of which L. Ann Bluto was the trustee acquired 383,333 shares of the Company in 1997 in connection with a private placement by the Company. The funds for this acquisition were the investment funds held in the retirement trust.

Item 4.   Purpose of Transaction

         The retirement trust of which L. Ann Bluto was the trustee was terminated and the 383,333 shares held in the retirement trust and subsequently held in an IRA as to which L. Ann Bluto was deemed beneficial owner were distributed to L. Ann Bluto. This change of form of ownership is the transaction reported on this Schedule 13D. The Shares acquired and held by the Reporting Persons were acquired and held for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company's financial condition, business operations and prospects, the status of any business combination involving the Company, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other


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CUSIP No. 450328109                13D/A                       Page 4 of 5 Pages

factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Reporting Persons may at any time and from time to time acquire additional Shares or other securities convertible or exchangeable for Shares in public or private transactions; dispose of Shares or other securities in public or private transactions, including dispositions economically effected by short sales or options transactions; and/or enter into privately negotiated derivative transactions to hedge the market risk of some or all of its positions in the Shares or other securities. Any such transactions may be effected at any time and from time to time. In connection with their investment in the Company, the Reporting Persons expect from time to time to consult with management and other shareholders of the Company.

         Other than as discussed above, or as otherwise described in Item 6 of this Statement on Schedule 13D, the Reporting Persons currently have no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) - (b) As of January 30, 2004, the Reporting Persons may be deemed to beneficially own, directly or indirectly, 5,334,971 Shares, or 67.2% of the Company's outstanding Common Stock as of the reporting date.

         The Reporting Persons may be deemed to have the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by them.

         (c) There have been no transactions involving consideration during the past 60 days by the Reporting Persons. During the past 60 days, the 383,333 shares referred to above were distributed to L. Ann Bluto. There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

         (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

         None


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CUSIP No. 450328109                   13D/A                    Page 5 of 5 Pages


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2004

   /s/ Paul. M. Bluto
---------------------
Paul M. Bluto

   /s/ L. Ann Bluto
---------------------
L. Ann Bluto